UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58167/ July 16, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13061

In the Matter of   :
                                                        :
STRUTHERS, INC.   :   ORDER MAKING FINDINGS
  (n/k/a GLOBAL MARINE, LTD.),   :   AND IMPOSING REMEDIAL
SUN VACATION PROPERTIES CORP.,   :   SANCTIONS BY DEFAULT
SUNSHINE MINING & REFINING CO., and   :   AS TO THREE RESPONDENTS
SURREY, INC.   :
  (n/k/a WOW HOLDINGS, INC.)   :

        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on June 10, 2008, pursuant to Section 12(j) of the Securities Exchange Act of
1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that all
Respondents were served with the OIP by June 14, 2008. Under the terms of the OIP,
Respondents were required to file Answers within ten days after service of the OIP. See 17
C.F.R. 201.220(b); OIP at 3. Surrey, Inc. (n/k/a/ WOW Holdings, Inc) (Surrey) settled with the
Commission.   See Struthers, Inc., Exchange Act Release No. 58027 (June 26, 2008).
Respondents Struthers, Inc. (n/k/a/ Global Marine, Ltd.) (Struthers), Sun Vacation Properties
Corp. (Sun Vacation), and Sunshine Mining & Refining Co. (Sunshine) failed to file Answers
within the time permitted by the OIP and also failed to appear at a June 30, 2008, telephonic
prehearing conference.

        On July 1, 2008, the Division filed a Motion for Default (Motion) against Struthers, Sun
Vacation, and Sunshine. As relief, the Division requested that the registrations of their securities
registered pursuant to Section 12 of the Exchange Act be revoked.

        Struthers, Sun Vacation, and Sunshine are in default for failing to appear at a scheduled
prehearing conference, to file an Answer to the OIP, to respond to the Division's Motion within
the time provided, or to otherwise defend the proceeding. See Rules 155(a)(1)-(2), 220(f), and
221(f) of the Commission's Rules of Practice. Accordingly, the following allegations of the OIP
are deemed to be true.

        Struthers (CIK No. 1105518) is a revoked Nevada corporation located in North
Charleston, South Carolina, with a class of securities registered with the Commission pursuant to
Exchange Act Section 12(g). Struthers is delinquent in its periodic filings with the Commission,

having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of $1.3 million for the prior nine months. As of June 6, 2008, the company's common stock (symbol GLBM) was quoted on the Pink Sheets, had eight market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Sun Vacation (CIK No. 1166016) is a defaulted Nevada corporation located in Indian Wells, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sun Vacation is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2003, which reported a net loss of $271,081 for the prior three months. As of June 6, 2008, the company's common stock (symbol SVPC) was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Sunshine (CIK No. 833376) is a delinquent Delaware corporation located in Kellogg, Idaho, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sunshine is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of over $2.3 million for the prior eight months. As of June 6, 2008, the company's stock (symbol SSMR) was quoted on the Pink Sheets, had twelve market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Struthers, Sun Vacation, and Sunshine have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance, requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

As a result of the foregoing, Struthers, Sun Vacation, and Sunshine failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Struthers, Inc. (n/k/a Global Marine, Ltd.), Sun Vacation Properties Corp., and Sunshine Mining & Refining Co., are hereby REVOKED.

_____
Robert G. Mahony
Administrative Law Judge